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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Blomquist, Neil
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(Last) (First) (Middle)

c/o Spectrum Naturals, Inc., 133 Copeland Street
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(Street)

Petaluma, CA  94952
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(City) (State) (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

Effective date of Merger of Spectrum Naturals, Inc. and Organic Food Products, Inc. *
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Spectrum Organic Products, Inc. (SPOP)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                      President - Consumer Brands Division
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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person
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      Form filed by More than One Reporting Person
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

FORM 3 (continued)


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                                     Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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
no par value common stock                 817,167                     D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

* Agreement of Merger has been submitted to the California Secretary of State for filing; as of the date of this filing such Agreement of Merger has not yet been accepted for filing, but when accepted, may be given an effective date prior to the date of acceptance.

FORM 3 (continued)

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                                    Table II -- Derivative Securities Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                       5. Owner-
                                                    3. Title and Amount of Securities                     ship
                                                       Underlying Derivative Security                     Form of
                         2. Date Exercisable           (Instr. 4)                                         Derivative
                            and Expiration Date     ---------------------------------   4. Conver-        Security:
                            (Month/Day/Year)                                  Amount       sion or        Direct      6. Nature of
                            -------------------                               or           Exercise       (D) or         Indirect
                            Date       Expira-                                Number       Price of       Indirect       Beneficial
1. Title of Security        Exer-      tion                                   of           Derivative     (I)            Ownership
   (Instr. 4)               cisable    Date        Title                      Shares       Security       (Instr.5)      (Instr. 5)
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
Contingent merger shares **                        no par value common stock  Unknown                      D
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                           Effective
                           Date of
Employee options ***       Merger *    10/06/08    no par value common stock  840,515      .3212           D
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
Explanation of Responses:

** Pursuant to the terms of the Certificate of Merger, the shareholders of Spectrum Naturals, Inc., including Mr. Phillips, may receive additional shares after the effective date of the Merger as follows:

          (i) for each share of Organic Food Products, Inc. common stock issued upon exercise, in accordance with their terms, of any and all warrants or options to purchase Organic Food Products, Inc. common stock outstanding as of the effective date of the Merger, Organic Food Products, Inc. shall issue .000434 shares of common stock of the Organic Food Products, Inc. for each share of Spectrum Naturals, Inc.; and

          (ii) in the event that the Applicable Price (as defined in Section
     1.10 of the Agreement and Plan of Merger and Reorganization by and between Orgainc Food Products, Inc. and Spectrum Naturals, Inc. dated as of May 14,
     1999) exceeds $0.75 per share (the "Baseline Price"), then for each $0.01 per share above the Baseline Price, Organic Food Products, Inc. shall issue 27,293 shares of common stock of the Organic Food Products, Inc. for each share of Spectrum Naturals, Inc.

     provided that any such additional shares issued to Spectrum Naturals, Inc. shareholders, together with all other shares issued to Spectrum Naturals, Inc. shareholders in the Merger shall not exceed eighty percent (80%) of the outstanding common stock of Organic Food Products, Inc., including all outstanding options, warrants or other rights to acquire capital stock of Organic Food Products, Inc.

As of the date of this filing, no event has occurred which would give rise to the issuance of additional shares under the above adjustment formula.

*** Assumed in the merger of Spectrum Naturals, Inc. into Organic Food Products, Inc.

           /s/ Neil Blomquist                                   02/14/00
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.